Exhibit (a)(14)

                                                          FORM OF EMPLOYEE EMAIL


                               BE AEROSPACE, INC.


                    RESULTS OF STOCK OPTION EXCHANGE PROGRAM


The offer made pursuant to the stock option exchange program expired at 5:00 p.m. Eastern Time, on July 22, 2003. We have accepted all eligible stock options tendered for exchange pursuant to the offer and cancelled the tendered stock options effective 5:01 p.m. Eastern Time, on July 22, 2003. Options to purchase approximately 2,837,596 shares of BE Aerospace common stock were tendered for exchange, representing approximately 98% of the stock options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer to Exchange, we will issue, in a three-for-one exchange, new stock options to purchase approximately 945,865 shares of BE Aerospace common stock under BE Aerospace's 1996 Stock Option Plan, 2001 Stock Option Plan and/or 2001 Directors' Stock Option Plan. The new stock options will have an exercise price equal to the closing price of BE Aerospace common stock as reported on the Nasdaq National Market on the trading day immediately preceding the date of grant. The date of grant is scheduled to occur on January 26, 2004, which is the first business day after the date that is six months and one day after the eligible stock options are cancelled pursuant to the offer.

In connection with this grant of new stock options, we will distribute new option agreements to each employee and non-employee director who tendered eligible stock options for exchange. The new option agreements will contain the terms of the new stock options and will detail the number of stock options that each employee and non-employee director received in exchange for their eligible stock options.